

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 23, 2023

James N. Hauslein
Chief Executive Officer
Jupiter Acquisition Corporation
11450 SE Dixie Hwy, Suite 105
Hobe Sound, FL 33455

      Re: Jupiter Acquisition Corporation
          Preliminary Proxy Statement on Schedule 14A
          Filed March 13, 2023
          File No. 001-39505

Dear James N. Hauslein:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Sincerely,

              Division of Corporation Finance
              Office of Real Estate & Construction

cc: Brian N. Wheaton